SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
1 October to 3 November 2014

DATE	DETAIL

03 November 2014	Voting rights and capital update

27 October 2014	Annual Report – Group Companies with listed debt

23 October 2014	Notification of Major Interest in National Grid plc Ordinary Shares

16 October 2014	Transaction in Own Shares

07 October 2014	Directors Interests – NG Share Incentive Plan

02 October 2014	Transaction in Own Shares

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcement:

23 October 2014: Change in US Leadership